UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number: 001-15087

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

I.D. Systems, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

I.D. Systems, Inc.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

I.D. Systems, Inc. 401(k) PLAN

Other Schedules required by 29CFT2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the

I.D. Systems, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

We have served as the Plan’s auditor since 2011.

New York, New York
June 29, 2018

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016

ASSETS
INVESTMENTS
I.D. Systems, Inc. unitized account	$404,504	$147,209
Mutual Funds	7,169,303	5,600,803
Self-directed brokerage accounts	596,333	544,712
Common / Collective trusts	858,588	709,384
Total investments	9,028,728	7,002,108

RECEIVABLES
Participant contributions	22,004	17,196
Notes receivable from participants	101,662	115,986
Total receivables	123,666	133,182

NET ASSETS AVAILABLE FOR BENEFITS	$9,152,394	$7,135,290

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2017	2016

ADDITIONS
Investment Income
Interest and Dividends	$8,456	$10,010
Net appreciation in fair value of investments	1,454,124	376,393
Total investment income	1,462,580	386,403

Contributions
Participants	615,385	579,193
Rollover	463,977	66,740
Total Contributions	1,079,362	645,933

Total Additions	2,541,942	1,032,336

DEDUCTIONS
Benefits paid to participants	523,281	722,382
Administrative and other expenses	1,557	1,676
Total deductions	524,838	724,058

Net increase	2,017,104	308,278

NET ASSETS AVAILABLE FOR BENEFIT, BEGINNING OF YEAR	7,135,290	6,827,012
NET ASSETS AVAILABLE FOR BENEFIT, END OF YEAR	$9,152,394	$7,135,290

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for the Plan’s provisions.

General

The Plan was originally established in 1998 for the purpose of providing retirement benefits for eligible employees of I.D. System, Inc. (the “Company” or the “Plan Sponsor”). The Plan was amended on July 24, 2017. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan (the “Trustee”) assets for the years ended December 31, 2017 and 2016 was Reliance Trust Company. The named fiduciary for the administration of the Plan is the Director of Human Resources (the “Plan Administrator”).

Contributions

Participants in the Plan may elect to defer and contribute from 1% to 100% of their annual eligible compensation, as defined by the Plan, not to exceed dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or qualified defined contribution plans.

Each year, the Company may contribute to the Plan a discretionary matching contribution. Matching contributions are subject to vesting requirements. For the plan years ended December 31, 2017 and 2016, the Company did not declare any discretionary matching contribution.

Participant Accounts

Each participant account is credited with the participant’s share of any employer contributions, any contributions made by the participant, and the participants share of any investment earnings (losses) and increases (decreases) in the value of investments. All reasonable costs and expenses incurred by the Administrator and the Trustee in administering the Plan are charged against the accounts of all participants unless the Company elects to pay such expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Participants vest in the Plan’s discretionary match portion of their accounts as follows:

Years of Vesting
Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. The minimum loan a participant may take is $1,000. All loans must be repaid in level payments on at least a quarterly basis over a five-year period unless the loan is for the purchase of a principal residence in which case the loan may be repaid within a reasonable period of time determined at the time the loan is made. The loans are secured by the balance of the participant’s vested account and bear interest at a rate commensurate with market rates.

Payment of Benefits

A participant’s vested account balance is payable upon retirement, disability, death or other termination of employment. Distributions are payable in a lump sum or in installments over a period not exceeding the participant’s life expectancy. However, if the value of a participant’s vested account is $5,000 or less, it is only payable in a lump sum.

A participant may withdraw all or a portion of his or her vested account during employment if he or she has reached age 59-1/2. A participant may withdraw his or her own contributions (but not earnings on those contributions) during employment for certain hardship reasons.

Upon the death of an active participating employee, such employee’s beneficiary is entitled to the total amount of the employee’s account without penalty plus an allocation of any Company contribution relating to the year in which the death occurred.

Separated participants with vested account balances exceeding $5,000 may delay the timing of the receipt of benefits subject to minimum distribution rules required by law. Participants with a balance of $5,000 or less may be paid out without the participant’s consent in a single-sum payment or by direct rollover to an individual retirement account (“IRA”) or other eligible retirement plan as soon as reasonably practicable following the date of employment termination.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested account, the nonvested employer contributions and actual earnings thereon are forfeited. Forfeitures may be used to reduce future discretionary employer matching contributions or cover future administrative expenses. Forfeitures in the amount of $400 and $200 were used during the years ended December 31, 2017 and 2016, respectively, to pay for the Plan’s expenses. Forfeitures available at December 31, 2017 and 2016 totaled $7,030 and $7,427, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested with all rights to any amounts in their respective accounts.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are participant directed and reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including custodial and administrative fees, are paid by the Plan. Administrative expenses for loans and distributions are paid by the participant. Certain other expenses such as audit and accounting fees are paid by the Company.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06, Plan Accounting (Topics 960, 962, and 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 requires the Plan’s interest in the master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendment also requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. In addition, the amendment eliminates the requirement to disclose the percentage interest in the master trust for plans with dividend interest and requires that all plans disclose the dollar amount of their interest in each general type of investment. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Plan management has determined this pronouncement has no impact on the Plan’s financial statements or disclosures.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2018, the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“Codification”), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Codification are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

I.D. Systems, Inc. unitized account: Valued at closing price reported on active market on which the securities are traded, plus money market funds held.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the fair value hierarchy for the Plan’s investments at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

I.D. Systems, Inc. unitized account	$404,504	$-	$-	$404,504
Mutual Funds	7,169,303	-	-	7,169,303
Self-directed brokerage accounts	596,333	-	-	596,333
Total assets in the fair value hierarchy	8,170,140	-	-	8,170,140
Investments measured at net asset value (a)	-	-	-	858,588
Total investments at fair value	$8,170,140	$-	$-	$9,028,728

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

I.D. Systems, Inc. unitized account	$147,209	$-	$-	$147,209
Mutual Funds	5,600,803	-	-	5,600,803
Self-directed brokerage accounts	544,712	-	-	544,712
Total assets in the fair value hierarchy	6,292,724	-	-	6,292,724
Investments measured at net asset value (a)	-	-	-	709,384
Total investments at fair value	$6,292,724	$-	$-	$7,002,108

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) using the practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Transfers between levels

For the years ended December 31, 2017 and 2016, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The investment in Common/Collective trusts for which fair value is measured using the net asset value per share practical expedient was $858,588 and $709,384 as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan. As of December 31, 2017 and 2016, there were no unfunded commitments. The investment carries a daily redemption frequency, with a redemption notice period of 12 months at December 31, 2017 and 2016.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds that are owned and managed by Mass Mutual, who has been designated as the custodian and recordkeeper. The Plan invests in common stock of the Company and issues loans to participants. These transactions qualify as party-in-interest transactions. Fees paid to Mass Mutual for the years ended December 31, 2017 and 2016 were $6,857 and $6,269, respectively.

NOTE 5 - TAX STATUS

The Plan is based on a “volume submitter” plan document. The sponsor of the volume submitter document has received a favorable determination letter from the Internal Revenue Service (IRS) dated January 31, 2006, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2005-16, the Company has chosen to rely on the IRS determination letter issued to the sponsor of the volume submitter document as evidence that the form of the Plan is tax-qualified. The Plan is also required to be operated in conformity with the Code to maintain its tax-qualified status. The Plan administrator believes that the Plan, which has been amended since the date of the determination letter, continues to be tax-qualified in both form and operation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 7 - RECONCILIATION OF CERTAIN FINANCIAL STATEMENT AMOUNTS TO AMOUNTS IN FORM 5500

The Plan prepares its Form 5500 on a cash basis. The following is a reconciliation of net assets available for benefits from Form 5500 to the financial statements as of December 31:

	2017	2016

Net assets available for benefits per Form 5500	$9,130,390	$7,118,094
Add: Participants contribution receivable - employee	22,004	17,196
Net assets available for benefits per the financial statements	$9,152,394	$7,135,290

The following is a reconciliation of net increase in net assets available for benefit from Form 5500 to the financial statements as of December 31:

	2017	2016

Net increase in net assets available for benefit per Form 5500	$2,012,296	$306,840
Add: Participant contribution receivable - employee	22,004	17,196
Less: Prior year participant contribution receivable - employee	(17,196)	(15,758)
Net increase in net assets available for benefit per financial statements	$2,017,104	$308,278

The following is a reconciliation of participant contributions from Form 5500 to the financial statements as of December 31:

	2017	2016

Participant contributions per Form 5500	$1,074,554	$644,495
Add: Current year participant contribution receivable - employee	22,004	17,196
Less: Prior year participant contribution receivable - employee	(17,196)	(15,758)
Participant contributions including rollover per the financial statements	$1,079,362	$645,933

I.D. SYSTEMS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 22-3270799 PLAN #001

December 31, 2017

	(b) Identity of Issue	(c) Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost**	Value

	Alger	Alger Mid Cap Growth Institutional		$864,493
	American Funds	American Funds American Balanced Fund		951,398
	American Funds	American Funds Europacific Growth		368,874
	American Funds	American Fund Growth Fund of America		460,889
	BlackRock	BlackRock Lifepath Dynamic 2020		89,607
	BlackRock	BlackRock Lifepath Dynamic 2030		176,692
	BlackRock	BlackRock Lifepath Dynamic 2040		205,510
	BlackRock	BlackRock Lifepath Dynamic Retirement		37,884
	Charles Schwab	Schwab Self-Directed Brokerage Account		596,333
	Davis Funds	Davis New York Venture Fund		111,925
*	Hartford Mutual Funds	The Hartford Total Return Bond		272,373
*	I.D. Systems Inc. unitized account	Unitized Account		404,504
	Invesco	Invesco Small Cap Equity		223,843
	Invesco	Invesco Value Opportunities		213,917
	Janus Henderson	Janus Henderson Forty		1,238,203
	Janus Henderson	Janus Henderson Overseas		345,206
	JP Morgan	JP Morgan US Government Money Market Fund		167,758
	PIMCO	PIMCO Total Return		293,693
	Pioneer Investments	Pioneer Mid Cap Value		231,721
	Putnam Investments	Putnam Investors		262,891
	Putnam Investments	Putnam Multi-Cap Growth Fund		652,426
	State Street Global Advisors	SSgA S&P 500 Index Securities Lending Series Fund Collective Trusts		858,588

*	Participant Loans	Interest rate of 9%		101,662
				$9,130,390

* Indicates party-in-interest to the Plan.

** Cost omitted for participant directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the I.D. Systems, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. Systems Inc. 401(k) Plan

/s/ Ned Mavrommatis
Ned Mavrommatis
Chief Financial Officer and Treasurer

June 29, 2018
Date

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm